Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035

The following is information provided to DIRECTV customer care representatives for use when responding to questions from DIRECTV customers.

MICHAEL JOHNSON
OCTOBER 31, 2001
2:30 PM


UPDATED CALL CENTER POSITIONING:

            HUGHES/ECHOSTAR MERGER: GREAT NEWS FOR DIRECTV CUSTOMERS!
                            Update: October 31, 2001

         - General Motors and EchoStar Communications Corp. have agreed to merge HUGHES (including DIRECTV) with EchoStar.

         -        EchoStar owns the Dish Network


                               MERGER INFORMATION

o Until merger approved, both companies operate separately as competitors.

o        Approval may take 9-12 months (Summer or Fall 2002).


                   IF THE MERGER IS APPROVED: THE NEW SERVICE

o        DIRECTV will be the name of the new service.

o        The new DIRECTV will be able to offer you an expanded service.

o        If new equipment needed, it won't be for several years.

o        Any equipment replacement would be at no cost to customer.


                                     FOR NOW

o        The DIRECTV service continues, with more enhancements planned.

o As usual, if something changes we will do our best notify customers in advance.

o        Visit DIRECTV.com for more information as it becomes available.


                                     Q AND A

WHY COMBINE THE DIRECTV AND DISH NETWORK SERVICES?

The new DIRECTV will bring you a service that REALLY knocks the socks off cable. For example, with a combined service we'd have much more satellite capacity and efficiency.

WILL DIRECTV OR DISH NETWORK EQUIPMENT BE THE NEW STANDARD?

This is not yet decided. There might be a whole new equipment standard. But if you were to need new equipment to get the combined service we would provide it at no charge.

WHEN WILL THE COMPANIES MERGE?

The merger can't happen until we get various approvals. This could take at least 9 months. Then both services would continue for several years while we upgraded customers' equipment.


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SHOULD I CONVERT TO DISH NETWORK NOW TO GET ON THEIR SYSTEM/TO GET A PARTICULAR
CHANNEL?

No. You picked DIRECTV for its clear advantages. The merged service will combine the best of DIRECTV and Dish Network. Why change now? If new equipment is needed later, we'll provide it at no cost to you.

A DISH NETWORK DEALER/CABLE REPRESENTATIVE SAID I NEED TO CONVERT BECAUSE DIRECTV HAD BEEN SOLD. IS THIS TRUE?

Not true. There's no need to switch. Your service will continue. If you need new equipment to get the new DIRECTV service, we'll provide it at no cost.

WHAT SPECIFIC BENEFITS WOULD THE MERGER BRING?

Nothing is decided yet, but we would hope to do things like:

         o        Local channels in more cities o Even more national channels

         o        More high definition service.

         o        More pay per view selection and video on demand

         o        Enhance our high-speed Internet service

         o Have enough capacity for new services nobody is offering yet today

         o        More robust international channel line-up


WILL DISH NETWORK START OFFERING NFL SUNDAY TICKET?

No. DIRECTV is still your exclusive provider of NFL Sunday Ticket.

WILL MY CITY GET LOCAL CHANNELS FROM THE NEW DIRECTV?

We do hope to expand our local channel coverage, and the combined company would give us more capacity to do this, but it's too early to know specific cities.

WHEN WILL MORE INFORMATION BE AVAILABLE?

Until next summer when the merger closes, we don't expect to see changes. However, if there is news you'll find it at DIRECTV.com/news.


                          STICK WITH THE POINTS ABOVE.
               DO NOT SPECULATE OR AD LIB ABOUT THIS ANNOUNCEMENT.


In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interest


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in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions was filed pursuant to Rule 425 with the Securities and Exchange Commission by each of GM, Hughes and EchoStar on October 29, 2001.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this communication contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp., EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.






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